CUSIP NO. 867017105	Page 6 of 13

Exhibit 99.1

December 5, 2008

Special Committee of the Board of Directors of Sunair Services, Inc.

c/o Mr. John H. Hill, Jr.

Senior Managing Director

Hyde Park Capital Partners, LLC

701 North Franklin Street

Tampa, FL 33602

c/o Stephen K. Roddenberry, Esq.

Akerman Senterfitt

One Southeast Third Ave., 25th Floor

Miami, FL 33131-1714

Gentlemen:

On behalf of Massey Services, Inc. (“Massey”), we are pleased to submit this letter to the Special Committee of the Board of Directors of Sunair Services, Inc. (the “Special Committee”). The purpose of this letter is to present to you a new offer to acquire 100% of the common stock of Sunair Services, Inc. (“Sunair”) for the consideration of the Special Committee.

We understand that the Special Committee rejected our initial offer principally because the purchase price was not fixed and Massey had not received sufficient assurances with respect to the financing for the proposed transaction. As a result, we have done a significant amount of work in the meantime in order to address these concerns. As detailed below, Massey’s new offer is for a fixed price per share and we have secured appropriate commitments from SunTrust Bank and other major lending institutions for the financing necessary to complete the proposed transaction.

We are now offering to acquire 100% of the common stock of Sunair Services on the following terms:

1.	Purchase Price: Based on available public information and the information that the Company has provided to us, Massey proposes a purchase price of $3.00 per share in cash for all of the outstanding shares in the Company. This purchase price would not be subject to any adjustments following execution of definitive agreements. This purchase price would be a premium of 71.4% to today’s closing share price. (This net share price of $3.00 equates to a gross share price of $4.39 – see attached Exhibit A).

2.	Structure: Massey contemplates a reverse merger of Sunair into a wholly-owned subsidiary of Massey.

3.	Financing: We have obtained commitment letters from SunTrust Bank and other major lending institutions for the financing necessary to complete the proposed transaction.

4.	Conditions: In addition to negotiating acceptable definitive agreements, final agreement on any transaction would require satisfactory completion of our due diligence, final approval by both the Massey and Sunair Board of Directors and approval of Sunair shareholders.

5.	Timing: We are prepared to move expeditiously to negotiate and consummate the proposed transaction.

This letter is a non-binding statement of the intentions of the parties relating to the negotiation of the terms and conditions of the proposed transaction. Any obligations of the parties with respect to any transaction will be set forth in definitive agreements reasonable and customary for this type of transaction, which, when executed by the parties, shall then and only then, be binding upon the parties.

CUSIP NO. 867017105	Page 7 of 13

Note that because Massey has filed a Schedule 13D indicating that it owns approximately 9.63% of the outstanding stock of Sunair, Massey may be required to amend the Schedule 13D to disclose this offer.

We look forward to hearing from you. If you have any questions concerning our proposal, please do not hesitate to contact me.

Sincerely,

MASSEY SERVICES, INC.

By:	/s/ Gwyn A. Elias
Gwyn A. Elias
Senior Vice President,
Chief Financial Officer

CUSIP NO. 867017105	Page 8 of 13

TERM SHEET EXHIBIT A Liabilities over Assets

At 6/30/2008
Cash	1,386,431
A/R	2,917,202
Inventory	1,324,079
Prepaid Other & Other Current	2,078,124
Notes Receivable	2,000,000
Property/Plant	2,026,734
Other Assets	472,537
TOTAL ASSETS	12,205,107

Accounts Payable	2,490,377
Accrued Expenses	2,942,971
Unearned Revenue	1,015,039
Customer Deposits	3,541,632
Sellers Notes	5,997,022
Vehicle & Capital Lease Notes	54,181
Buildout Notes	142,666
Note Payable Related Party	5,000,000
Revolving Line of Credit	6,200,000

TOTAL LIABILITIES	27,383,888

NET ASSET VALUE	(15,178,781)

Liabilities over Assets	(15,178,781)
Sunair Transaction Costs	(3,000,000)
Cash Paid to Shareholders	(39,273,264)
Total Consideration Paid	(57,452,045)

Middleton Contract Revenue	$55,000,000
Price on Revenue	$1.04
Price Per Share	$4.39

BODY OF TERM SHEET

Gross Share Price	$4.39
Deduct liabilities over assets	$(1.16)
(See exhibit A, $15,178,781)
Deduct Sunair Transaction Costs	$(0.23)
(See exhibit B estimated at $3,000,000)

Net Share Price to Shareholders	$3.00

TERMSHEET EXHIBIT B

Sunair Transaction Costs Include:

2% Fee under management agreement

Cost to terminate executive employment Agreements

Cost, if any to terminate stock options and warrants

Sunair legal fees, filing fees and costs

Cost of fairness opinion

Accounting fees

(Estimated at $3,000,000)